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                               CANADIAN SOLAR INC.
                            XIN ZHUANG INDUSTRY PARK,
                                CHANGSHU, SUZHOU
                                 JIANGSU 215562
                           PEOPLE'S REPUBLIC OF CHINA

                                November 6, 2006


VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Thomas A. Jones, Senior Attorney
           Mr. Donald C. Hunt, Attorney-Advisor

           Re: CANADIAN SOLAR INC.
               REGISTRATION STATEMENT ON FORM F-1 (REGISTRATION NO. 333-138144)

Dear Mr. Jones and Mr. Hunt:

     Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Canadian Solar Inc. (the "Company") hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the "Registration Statement") be accelerated to 3:30 p.m., Eastern Standard Time, on November 8, 2006, or as soon thereafter as practicable.

     If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company's US counsel, Latham & Watkins LLP.

     The Company understands that Deutsche Bank Securities Inc. and Lehman Brother's Inc., the representatives of the underwriters of the offering, have joined in this request in a separate letter delivered to you today.

     The Company hereby acknowledges the following:

     o should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                              Very truly yours,

                              Canadian Solar Inc.


                              By: /S/ SHAWN QU
                                  ------------------------------------------
                              Name:  Shawn Qu
                              Title: Chairman, President and Chief Executive
                                     Officer